Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

March 24, 2021

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 43 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Ms. White:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on March 3, 2021 with respect to the Amendment and the Trust’s series, Acruence Active Hedge U.S. Equity ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus
1.Please update the EDGAR series and class information with the Fund’s exchange ticker symbol.
Response: The EDGAR series and class information will be updated with the Fund’s exchange ticker symbol.
2.Please provide a completed Fees and Expenses table as well as the completed Expense Example for the Fund prior to effectiveness.
Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.
3.Explain how the line item “Other Expenses” in the Fees and Expenses table was estimated and how it was determined the estimate is reasonable.
Response: The Trust responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The sample portfolio holdings were evaluated to determine the potential for additional fees from investments. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.
4.With a view toward potential risk disclosure, please provide more details about the Adviser’s and Sub-Adviser’s experience with similar volatility related strategies and purchasing VIX Options.
Response: The Trust responds by supplementally noting that Mr. Rob Emrich, a portfolio manager of the Fund and the Founder and Managing Member of the Sub-Adviser, has several years of experience implementing a VIX options strategy. Mr. Emrich created the “Lightning Spread Hedge” strategy which involved selling defined risk VIX credit spreads to fund the purchase of out of the money “tail-risk” options on the VIX. Additionally, in 2018, Mr. Emrich created and began options trading of the “Volatility Capture Program,” a strategy of long only calls and occasionally puts.
The Trust also responds by modifying the “Management Risk” in Items 4 and 9 as follows:

“Management Risk. The Fund is actively-managed and may not meet its investment objective based on the Sub-Adviser’s success or failure to implement investment strategies for the Fund. Although the Sub-Adviser has options trading experience, including trading VIX Options, the Sub-Adviser may not be able to replicate the historical performance of its options strategies.”

5.The Staff notes that investing in other investments comprising the S&P 500 is a principal strategy, please advise as to why AFFE is not presented in the Fees and Expenses Table.
Response: The Trust responds by supplementally noting that the Fund does not anticipate investing in other investments comprising the S&P 500 and there is no current disclosure in the Fund’s Principal Investment Strategy section to indicate as such. Based upon an evaluation of sample portfolio holdings as discussed in response to Comment No. 3, the Trust has concluded that there is no potential for AFFE based on the Fund’s proposed investments. As a result, AFFE are not presented in the Fees and Expenses table.
6.Please disclose how the Fund defines U.S. equity securities.
Response: The Fund has revised the following sentence to the Principal Investment Strategies section: “Under normal circumstances, the Fund will invest at least 80% its net assets (plus any borrowing made for investment purposes) in U.S. equity securities comprising the S&P 500.”
7.Please revise the disclosure to briefly explain what the VIX Index is and how purchasing options contracts on it may allow the Fund to reduce volatility.
Response: The Trust responds by inserting the following disclosure after the first sentence in the first paragraph of the Fund’s Principal Investment Strategy section: “The VIX Index is a calculation designed to produce a measure of constant, 30-day expected volatility of the U.S. stock market, derived from real-time, mid-quote prices of call and put options on the S&P 500.”
The Trust also responds by inserting the following disclosure as the second sentence of the third paragraph of the Fund’s Principal Investment Strategy section: “The Sub-Adviser uses its algorithmic model as a metric, and purchases options when either the time premium has been reduced because it is close to expiration or volatility has subsided, making current and forward months inexpensive relative to historic metrics. Should volatility return and equity prices decline, the premium associated with the options will rise, offsetting declines in equity pricing.”
8.Please disclose the costs associated with purchasing options and the potential impact on the Fund’s returns.
Response: The Trust responds by supplementally noting that commissions to purchase the options is a fixed cost. Options can expire below purchase cost or expire worthless, that is the opportunity cost of allocating a fixed percent to the option strategy rather than 100% committed to equities. Assuming a worst case scenario where all options expire worthless in any given year, the total cost to the Fund will be 3% (annual amount committed to the option strategy), commissions, and the opportunity cost of allocating to the options and not having 100% equity allocation. The Trust believes the disclosure set forth in the “Options Risk” disclosure sufficiently addresses the costs and potential impact on the Fund’s return of purchasing options.
9.Briefly explain key factors and data used by the Sub-Adviser’s proprietary volatility-based algorithm and ensure risk disclosure appropriately describes any model limitations. If the model is new or untested, please revise the risk disclosure to clearly state it is new or untested.
Response: The Trust responds by noting that the Sub-Adviser’s model uses the historic levels of the VIX Index and the current premium (cost) to purchase VIX options. When the options are perceived to be inexpensive in terms of premium, strike, and time to expiration, a VIX option is purchased. If multiple forward months meet the same criteria, multiple months will be purchased simultaneously. While the relationships between the VIX Index, volatility, and premiums, can be measured, levels may be depressed for extended periods and options can expire worthless. The Sub-Adviser’s model has been traded since July 2018 and as such is not new or untested, therefore the Trust respectfully declines to update the risk disclosure in that regard.
The Trust also responds by modifying the “Models and Data Risk” in Items 4 and 9 as follows:
“Models and Data Risk. The composition of the Fund’s portfolio is heavily dependent on proprietary quantitative models as well as information and data supplied by third parties (“Models and Data”). When Models and Data prove to be incorrect or incomplete, any decisions made in reliance thereon may lead to the inclusion or exclusion of securities from the Fund’s portfolio universe that would have been excluded or included had the Models and Data been correct and complete. While the Sub-Adviser’s model measures relationships between the VIX Index, volatility, and premiums, levels may be depressed for extended periods and options can expire worthless.”
10.Please disclose the duration of the option contracts on the VIX Index (i.e. weekly, monthly, etc.).
Response: The Trust responds by revising the third sentence of the third paragraph of the Fund’s Principal Investment Strategy section as follows: “The VIX Options purchased by the Fund are generally expected to have a time to maturity of less than six months and duration on a monthly basis in which multiple months forward can be held at any single point in time. However, if conditions warrant, the VIX Options purchased by the Fund may have a weekly duration.”
11.The Staff notes the Principal Investment Strategies section states the “exposure to such VIX options is reevaluated each month based on the level of forward expected volatility in the S&P 500...” please clarify (e.g., what is the level of forward expected volatility).
Response: The Trust responds by inserting the following disclosure as the fifth sentence in the third paragraph of the Fund’s Principal Investment Strategy: “The “level of forward expected volatility” is the current price level of the VIX Index and the premium associated with purchasing options contracts for the upcoming month and further out.”
12.The Staff notes in the Principal Investment Strategies section that the “Subsidiary will invest primarily in VIX Options, but it may also invest in other investments that do not generate good income....” Please disclose all principal investments the Subsidiary will invest in.
Response: The Trust responds by confirming that the Subsidiary will invest in VIX Options and will not invest in any other investments that do not generate good income. The disclosure in the Principal Investment Strategy will be revised accordingly.
13.In the same paragraph as Comment 12, please confirm that the Subsidiary will comply with the Investment Company Act of 1940, as amended (the “1940 Act”) asset requirements. Please also remove the qualifier “to the extent applicable to the investment activities of the Subsidiary” before the statement that the Subsidiary will be subject to the same procedures as the Fund.
Response: The Trust responds by supplementally noting that the Subsidiary will comply with the 1940 Act asset requirements. In addition, the following revisions have been made to the paragraph to read as follows: “the Subsidiary will comply with the same 1940 Act asset coverage requirements ~~with respect to its investments in VIX Options~~ that are applicable to the Fund’s transactions in derivatives. In addition, ~~to the extent applicable to the investment activities of the Subsidiary~~, the Subsidiary will be subject to the same fundamental investment restrictions and will follow the same compliance policies and procedures as the Fund”
14.Please consider re-ordering the principal risks in Item 4 and Item 9 of Form N-1A in order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018). See also ADI 2019-08, “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed the Fund’s Principal Investment Risk disclosures and confirms that it has tailored the risks appropriately to the Fund and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading.
15.Regarding “Models and Data Risk,” supplementally explain how data and models reflect the government action or inaction when estimating volatility and how government action or inaction may impact the value of options on the VIX Index.
Response: The Trust responds supplementally by noting that the VIX Index is based on the expected volatility of the S&P 500. If government actions are perceived to be positive or loosening for the economy, the S&P 500 will likely rise, volatility may decline, and premiums for options erode. If government actions are perceived to be negative or tightening for the economy, the S&P 500 will likely fall, volatility may increase, and premiums for options increase.
16.Please include the Subsidiary Agreement mentioned on Page 9 as an exhibit to the Amendment.
Response: The Trust confirms the Subsidiary Agreement will be filed as an exhibit to the Amendment.

SAI
17.Regarding the Subsidiary Risk, it states the Subsidiary is “subject to the investment policies and restrictions of the Fund.” Please specify that the Subsidiary will comply with the rules related to affiliated transactions and custody of Section 17 under the 1940 Act. Also, please identify the Subsidiary’s custodian.
Response: The Trust responds by noting that the Subsidiary is not a registered investment company under the 1940 Act and therefore the Subsidiary is not subject to the requirements of Section 17 thereof. As a matter of practice, the Subsidiary seeks to comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). The Fund and the Subsidiary utilize the same custodian, U.S. Bank National Association.
18.Please supplementally inform the Staff:
a.if the Subsidiary expenses will be included in “Other Expenses” in the Fees and Expenses table;
Response: The Subsidiary’s expenses will not be included in “Other Expenses” in the Fees and Expenses table in the Prospectus. The Subsidiary’s expenses are part of the Fund’s expenses subject to the unitary fee charged by the Fund.
b.if the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and
Response: The Subsidiary and/or its board of directors will agree to designate an agent for service of process in the United States.
c.if the Subsidiary and its board of directors agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and rules thereunder.
Response: The Subsidiary and/or its board of directors, for so long as the Fund is the sole investor in the Subsidiary, will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.
If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

Appendix A
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.83%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.83%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $85	3 Years: $265

5